Exhibit 22
Consent of Michael J. Lechner
I consent to the incorporation by reference in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and the resource model prepared for NovaGold Resources Inc., included in the 2006 Annual Information Form of NovaGold Resources Inc. dated February 27, 2007 (the “AIF”).
I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333- 136493) of references to my name and the resource model in the AIF, which are incorporated by reference in the annual report on Form 40-F.
Dated at Tucson, AZ this 7th day of March, 2007.

/s/ Michael J. Lechner
Michael J. Lechner